United States securities and exchange commission logo





                      February 18, 2022

       Ken Minor
       Chief Financial Officer
       Sonic Foundry, Inc.
       222 W. Washington Ave.
       Madison, WI 53703

                                                        Re: Sonic Foundry, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            File No. 000-30407

       Dear Mr. Minor:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing